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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. )


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)




                              The Mexico Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    592835102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                   77 Gracechurch Street, London, UK EC3V 0AS
                                +44 207 711 0771
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 24, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                              (Page 1 of 10 Pages)
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CUSIP NO. 592835102                    13D                          PAGE 2 of 10
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       3,076,863
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     3,076,863
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,076,863
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.00%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
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CUSIP NO. 592835102                    13D                          PAGE 3 of 10
===================                                                 ============

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited (CLIM), a
             company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       3,076,863
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     3,076,863
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,076,863
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.00%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
================================================================================

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CUSIP NO. 592835102                    13D                          PAGE 4 of 10
===================                                                 ============

ITEM 1.  SECURITY AND ISSUER.
         -------------------

         This statement relates to the shares of common stock, par value $.01 per share (the "Shares"), of The Mexico Fund, Inc.. (the "Fund"). The principal executive offices of the Fund are located at c/o Decher LLP, attn. Sander M Bieber Esquire, Asst. Sec., 1775 I Street, Suite 1100, NW, Washington, DC 20006-2401 (202-261-7941).

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------
         (a). This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

         (b). The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D. The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England. The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached

         (c). The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM. CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund ("FREE"), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund ("PLUS"), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario, Global Emerging Markets Country Fund Cayman ("CEM"), an open-ended fund organized under the laws of Cayman Monetary Authority and fifteen unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts"). EWF, GEM, IEM, FREE, PLUS, GFM and, CEM, are collectively referred to herein as the "City of London Funds."

         (d). None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.
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CUSIP NO. 592835102                    13D                          PAGE 5 of 10
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         (e). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f). City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.
         --------------------------------------------------

         Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 3,076,863 Shares beneficially owned by the Reporting Persons was $72,288,469, inclusive of brokerage commissions. The aggregate purchase price of the 222,321 Shares owned directly by EWF was $4,568,995, inclusive of brokerage commissions. The aggregate purchase price of the 542,378 Shares owned directly by GEM was $14,266,357, inclusive of brokerage commissions. The aggregate purchase price of the 542,919 Shares owned directly by IEM was $14,794,646, inclusive of brokerage commissions. The aggregate purchase price of the 35,775 Shares owned directly by GFM was $775,310, inclusive of brokerage commissions. The aggregate purchase price of the 537,769 Shares owned directly by FREE was $14,172,914, inclusive of brokerage commissions. The aggregate purchase price of the 30,607 Shares owned directly by PLUS was $341,939, inclusive of brokerage commissions. The aggregate purchase price of the 1,165094 Shares owned directly by the Segregated Accounts was $23,368,308, inclusive of brokerage commissions.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         The Reporting Persons believe the Board of Directors of the Fund are not acting in shareholders' best interests by proposing to eliminate the Fund's in-kind repurchase offer and that the Board has failed to take meaningful actions to permanently reduce or eliminate the substantial and persistent discount to net asset value ("NAV") at which the Fund's shares have been trading. The Reporting Persons have no present plans regarding any proposals but have undertaken this filing to be open and to convey our views to a wider audience and fellow shareholders.

         On March 23, 2009, CLIM sent a letter to the Chairperson of the Board of Directors of the Mexico Fund. Inc., (the "Fund"). In this letter CLIM communicated its continuing concerns regarding the discount at which the Fund's shares trade to NAV following the rights issue in 2007 and the more recent actions of the Board regarding the Managed Distribution Plan. The foregoing description of the letter is not intended to be complete and it is qualified in its entirety by the complete text of the letter, which is filed as Exhibit A hereto as incorporated herein by reference.

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CUSIP NO. 592835102                    13D                          PAGE 6 of 10
===================                                                 ============

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
         -------------------------------------

         (a) and (b). As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 3,076,863 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 17.00% of the 6.174 million Shares outstanding as of December 30, 2008, as reported by the Fund. As of the date hereof, EWF, GEM, IEM, GFM, FREE, PLUS, and the Segregated Accounts owned directly 222,321, 542,378, 542,919, 35,775, 537,769, 30,607,and 1,165,094Shares,
         respectively, representing approximately 1.23%, 3.00%, 3.00%, 0.20%, 2.97%, 0.17% and 6.44%, respectively, of the 18.100 million Shares outstanding as of February 28, 2009, as reported by the Fund.

         (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

         -----------------------------------------------------------------------
           TRADE       NUMBER OF     TRANSACTION      CLIG             TRADE
           DATE         SHARES          TYPE          FUND             PRICE
         -----------------------------------------------------------------------
         1/23/2009     6,367.00          BUY          FREE            13.1371
         -----------------------------------------------------------------------
         1/29/2009     8,300.00          BUY          ACCOUNT         13.1333
         -----------------------------------------------------------------------
         1/30/2009     7,800.00          BUY          ACCOUNT         12.9804
         -----------------------------------------------------------------------
         2/2/2009      195.00            SELL         CEM             12.8600
         -----------------------------------------------------------------------
         2/3/2009      86,400.00         BUY          ACCOUNT         13.2726
         -----------------------------------------------------------------------
         2/3/2009      51,410.00         BUY          FREE            13.2726
         -----------------------------------------------------------------------
         2/4/2009      25,000.00         BUY          ACCOUNT         13.7500
         -----------------------------------------------------------------------
         2/10/2009     11,177.00         BUY          ACCOUNT         13.7324
         -----------------------------------------------------------------------
         2/10/2009     4,300.00          BUY          GFM I           13.7324
         -----------------------------------------------------------------------
         2/11/2009     8,300.00          BUY          ACCOUNT         13.7000
         -----------------------------------------------------------------------
         2/18/2009     2,600.00          BUY          ACCOUNT         12.3000
         -----------------------------------------------------------------------
         2/26/2009     1,800.00          BUY          ACCOUNT         11.2000
         -----------------------------------------------------------------------
         2/27/2009     5,300.00          BUY          ACCOUNT         11.0291
         -----------------------------------------------------------------------
         3/2/2009      36,226.00         BUY          ACCOUNT         10.3720
         -----------------------------------------------------------------------
         3/2/2009      19,507.00         BUY          PLUS            10.3720
         -----------------------------------------------------------------------
         3/3/2009      11,200.00         BUY          ACCOUNT         10.3819
         -----------------------------------------------------------------------
         3/10/2009     30,000.00         SELL         ACCOUNT         10.7123
         -----------------------------------------------------------------------
         3/11/2009     15,600.00         BUY          EWF             11.0878
         -----------------------------------------------------------------------
         3/17/2009     23,200            SELL         EWF             11.9454
         -----------------------------------------------------------------------
         3/17/2009     53,350            SELL         ACCOUNT         11.9454
         -----------------------------------------------------------------------

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CUSIP NO. 592835102                    13D                          PAGE 7 of 10
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

         Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
         ---------------------------------

         See Letter dated March 24, 2009 attached hereto as Exhibit A.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2009

                                       CITY OF LONDON INVESTMENT
                                       GROUP PLC


                                       /s/ Barry M. Olliff
                                       -----------------------------------------
                                       Name: Barry M. Olliff
                                       Title: Director


                                       CITY OF LONDON INVESTMENT
                                       MANAGEMENT COMPANY LIMITED



                                       /s/ Barry M. Olliff
                                       -----------------------------------------
                                       Name: Barry M. Olliff
                                       Title: Director

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CUSIP NO. 592835102                    13D                          PAGE 8 of 10
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                                     ANNEX A
                                     -------

                        DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

                Andrew Davison               Chairman
                Barry Olliff                 Chief Executive Officer
                Douglas Allison              Finance Director
                Omar Ashur                   Non-Executive Director
                Allen Bufferd                Non-Executive Director
                David Cardale                Non-Executive Director
                Thomas Griffith              Chief Operating Officer
                George Robb                  Non-Executive Director
                Carlos Yuste                 Business Development Director


The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Company Limited, 77 Gracechurch Street, London EC3V 0AS, England.

                Barry Olliff                 Chief Investment Officer
                Douglas Allison              Finance Director
                Jeremy Banister              Director
                Martin Garzaron              Director
                Clayton Gillece              Director
                Thomas Griffith              Director
                Michael Russell              Director
                Valerie Tannahill            Director
                Christopher Weaver           Director
                Carlos Yuste                 Director

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CUSIP NO. 592835102                    13D                          PAGE 9 of 10
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EXHIBIT A


Mr. Emilio Carrillo Gamboa                                        March 23, 2009

THE MEXICO FUND, INC. - REGISTERED OFFICE
1775 I Street, N.W.
Suite 1100
Washington, D.C., 20006-2401
USA

PRIMARY RESIDENCE
Blvd. Manuel Avila Camacho No. 1, Ste. 609
Polanco 011009, Mexico, D.F.
Mexico


Dear Mr. Gamboa,

Thank you for your response to our letter dated February 27, 2009. It is unfortunate that our letter arrived shortly after the Fund issued its recent press release regarding the next repurchase offer. Our view remains, however, that the Fund's discount to Net Asset Value is too wide. The proposal by the Board to eliminate the in-kind repurchase offer will likely cause the Fund's shares to further underperform relative to its Net Asset Value and will thus be detrimental to all share holders.

We have been patiently working with the Fund's Board for some time. On August 2, 2007, we wrote to express our concern regarding the transferable rights offer the Board approved which resulted in issuance of new shares at a significant discount to the fund's Net Asset Value. The result of share issuance was dilution of the Net Asset Value by 5.5%. In addition, our letter suggested there was never sufficient demand for a rights offering to be conducted. The 52-week average discount to Net Asset Value for shares of Mexico Fund Inc. was 11.5% prior to the rights offering announcement, which was significantly wider than its peers at the time. The average discount to Net Asset Value since conducting the rights offering has been consistently in excess of 14%, with the shares trading as wide as a 25% discount.

Your response to our letter on August 21, 2007 assured City of London, as a shareholder, that the Board had called upon the advice of the Fund's investment adviser and legal counsel, including the independent Directors' independent counsel, and had relied upon the Directors' substantial business judgement in all of its actions. Further you assured us that the Board had never taken action that would have a detrimental impact upon the Fund's stockholders.

In September 2008, the Board approved a Managed Distribution Plan to pay quarterly cash distributions to stockholders of 3% of the fund's Net Asset Value per share as of the end of the previous calendar year, an Net Asset Value of $37.64 as of July 31, for an equivalent of at least 12% of NAV per year. In December, the Board changed the terms of the plan to reduce

===================                                                =============
CUSIP NO. 592835102                    13D                         PAGE 10 of 10
===================                                                =============

from 12% to 10% of the Net Asset Value the amount of annual distributions the fund will pay shareholders with the first of the changed payments being made in April based upon an Net Asset Value as of December 31, 2008 of $16.98. Prior to paying any further distribution, the Board announced a further reduction in the quarterly distributions to a fixed dollar amount of $0.10, close to a one half of one percent distribution based upon the Net Asset Value at the end of the fiscal year. Even adjusting for market decline, this represented only a three quarters of one percent (0.75%) distribution.

Since the rights offering in April 2007, the Board has authorised and completed three in-kind repurchase offers, with the fourth and potentially final repurchase offer under the repurchase program occurring in April of this year. The repurchase offers have been inadequate, with 35.64% of shareholders having tendered shares during September 2007 in-kind repurchase, 31.98% having tendered during March 2008, and then 31.18% during the last in-kind repurchase in October 2008. Each tender has been to buy back only 5% of outstanding shares of common stock.

In April 2007, the Board issued an additional 5,021,908 shares at a significant discount to net asset value. Since the share issuance, the Board has authorised the repurchase of 2,956,814 through the in-kind share repurchase program, and will buy back a further 905,614 shares in April, which will total 3,861,828 shares having been bought back by the company. Combined with the issuance of shares through the dividend reinvestment program the fund remains significantly too large.

With the discount to net asset value persistently close to its widest range in over seven years, the Board's decision to withdraw the in-kind repurchase offer is detrimental to shareholders. The recent press release states the Board believes that eliminating the in-kind repurchase program will allow the Board greater latitude to evaluate and pursue actions that will more effectively reduce the discount like the Managed Distribution Plan. The Board has failed to explain how a 0.75% quarterly distribution will narrow the discount from 18%.

City of London continues to hold the belief that the Board needs to immediately address the problem of excess supply in order to significantly and permanently reduce the discount at which the Fund's shares trade to net asset value back much closer to parity. If the Board's objective in proposing to eliminate the in-kind repurchase is to more effectively reduce the Fund's trading discount, then City of London suggests the Board inform shareholders openly and publicly of their intentions. While we have no present plans or proposals on the issue, we may look to act in the future if the Board does not demonstrate the necessary commitment to managing this Fund.

Yours sincerely,



Michael Sugrue
Portfolio Manager, City of London Investment Management Company Limited